Amended and Restated Certificate of Incorporation

Of

XSURGICAL INC.

A Delaware Corporation

XSURGICAL Inc, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

A. The name of the Corporation is XSURGICAL Inc. the Corporation's original Certificate of incorporation was filed with the Secretary of State of the State of Delaware on February 9, 2018.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "**DGCL**"), and restates, integrates and further amends the provisions of the Certificate of Incorporation, and has been duly approved by the written consent of the stockholders of the corporation in accordance with Section 228 of the DGCL.

C. The text of the Certificate of Incorporation of this Corporation is hereby amended and restated to read in its entirety as follows:

Article I

FIRST: The name of the corporation is: XSurgical Inc.

Article II

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

Article III

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

FOURTH: The total number of shares of all classes of stock that the Corporation shall have authority to issue is six and a half million (6,500,000) shares of common stock, having a par value of $0.01 per share, and two and a half million (2,500,000) shares of preferred stock, having a par value of $0.01 per share. Authority is hereby expressly granted to the board of directors to fix by resolution or resolutions any of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions that are permitted by the General Corporation Law of Delaware in respect of any class or classes of preferred stock or any series of any class of preferred stock of the Corporation.

Article V

FIFTH: he business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

Article vI

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

Article VII

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

Article VIII

EIGHT; The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

Article IX

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

Article X

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Article XI

ELEVENTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation (including any rights, preferences or other designations of Preferred Stock), in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL; and all rights, preferences and privileges herein conferred upon stockholders by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article XI.

IN WITNESS WHEREOF, XSurgical Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation on this   day of   , 20<u>23</u>.

XSURGICAL INC.



By_____

      Gianluca De Novi

      Founder and CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:45 PM 02/09/2018
FILED 01:45 PM 02/09/2018
SR 20180876861 - File Number 6749424

CERTIFICATE OF INCORPORATION
OF
XSurgical Inc.

FIRST: The name of the corporation is: XSurgical Inc.

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 1,500 shares having a par value of $0.010000 per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this February 09, 2018.

Signed and Attested to by: Richard H. Bell II

Harvard Business Services, Inc., Incorporator
By: Richard H. Bell, II, President

STATEMENT OF INCORPORATOR
****
IN LIEU OF ORGANIZATIONAL MEETING
FOR
XSurgical Inc.
February 9, 2018

We, Harvard Business Services, Inc., the incorporator of XSurgical Inc. -- a Delaware Corporation -- hereby adopt the following resolution pursuant to Section 108 of the General Corporation Law of Delaware:

Resolved: That the certificate of incorporation of XSurgical Inc. was filed with the Secretary of State of Delaware on February 9, 2018.

Resolved: That on February 9, 2018 the following persons were appointed as the initial Directors of the Corporation until their successors are elected and qualify:

Edward J. Gildea

Resolved: That the bylaws included with this resolution are the initial bylaws approved by the incorporator.

Resolved: That the Secretary of the Company is hereby authorized and directed to execute a certificate of adoption of the bylaws or repeal the initial bylaws and create a custom set of bylaws to be adopted and approved by the directors.

Resolved: The powers of this incorporator are hereby terminated, and said incorporator shall no longer be considered a part of the body corporate of the above named corporation.

This resolution shall be filed in the minute book of the company.

HARVARD BUSINESS SERVICES, INC., Incorporator
By: Richard H. Bell, President

*** This document is not part of the public record. Keep it in a safe place. ***

EXHIBT B to

Certificate of Designation, Preferences and Rights

Designation. The total number of shares designated as Series A Preferred Stock (the "**Series A Preferred Stock**") shall be Two Million and a half million (2,500,000) shares. The "**Original Issue Price**" for the shares of Series A Preferred Stock shall mean $4.00. The total number of shares designated as Series A 1 Preferred Stock (the "**Series A 1 Preferred Stock**") shall be One Million and four hundred thousand (1,400,000) shares. The "**Original Issue Price**" for the shares of Series A 1 Preferred Stock shall mean $4.00

Dividends. The holders of shares of the Series A Preferred Stock (each a "**Series A Holder**" and collectively, the "**Series A Holders**") shall be entitled to receive a cumulative annual dividend (the "**Accruing Dividends**") at a rate per annum of $0.24 per share, from and after the date of issuance of such shares of Series A Preferred Stock, payable at any time prior to a Liquidation Event if declared by the Board of Directors. To the extent that cash dividends are declared on the Common Stock or any class of securities that is specifically designated as junior to the Series A Preferred Stock, (a) no such dividends shall be paid until all accrued and unpaid Accruing Dividends on the Series A Preferred Stock have been paid to the holders of Series A Preferred Stock, (b) such dividends shall not be paid at a rate greater than the rate paid on Series A Preferred Stock, and (c) the holders of Series A Preferred Stock shall participate in such dividends on an as-converted basis.

Liquidation Preference. Upon the occurrence of a Liquidation Event, the proceeds shall be paid in the following order (the "**Liquidation Preference**"):

(a) First, all unpaid Accrued Dividends shall be paid to the Series A Holders;

(b) Second, until such time as each Series A Holder receives an amount equal to such Series A Holder's cumulative Original Issue Price plus the payments set forth in Section (a) above, 90% of the proceeds shall be paid to the Series A Holders and 10% of the proceeds shall be paid to the holders of shares of Series A 1 and Common Stock in proportion to their share (the "**Common Holders**");

(c) Third, until such time as each Series A Holder receives an amount equal to two times (2x) such Series A Holder's Original Issue Price plus the payments set forth in Sections (a) and (b) above, 75% of the proceeds shall be paid to the Series A Holders and 25% of the proceeds shall be paid to the Common Holders;

(d) Fourth, until such time as each Series A Holder receives an amount equal to three times (3x) such Series A Holder's Original Issue Price plus the payments set forth in Sections (a), (b), and (c) above, 50% of the proceeds shall be paid to the Series A Holders and 50% of the proceeds shall be paid to the Common Holders;

 Thereafter, any remaining funds and assets of the Corporation legally available for distribution are to be distributed ratably amount the Series A Holders and the Common Holders in proportion to the number of shares of Common Stock that would be held by each Series A and Series A 1 Holder as if all shares of Series A and A 1 Preferred Stock were converted into Common Stock in accordance with provisions hereof.

"**Liquidation Event**" Each of the following is a "**Liquidation Event**" unless otherwise consented to in writing by the affirmative vote of the majority of the outstanding shares of Series A Preferred Stock (the "**Majority in Interest**") of the Corporation at least five (5) days prior to the effective date of any such event:

a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged;

the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation; or

any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

Notice Requirement. Upon a Liquidation Event, the Corporation shall, no later than ten (10) days after the date the Board of Directors approves such action, or no later than twenty (20) days before any stockholders' meeting called to approve such action, or within twenty (20) days before the commencement of any involuntary proceeding, whichever is earlier, give the Series A Holders written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the Series A Holders and Common Holders upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to the Series A Holders of such material change.

Series A and A 1 Preferred Stock; Conversion Rights.

Right to Convert.

Conversion Ratio. Each share of Series A and A 1 Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time of conversion. The "**Conversion Price**" for each series of Series A and Series A 1 Preferred Stock means the Original Issue Price for the Series A and Series A 1 Preferred Stock; *provided* that, the initial Conversion Price, and the rate at which shares of Series A and Series A 1 Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate.

Termination of Conversion Rights. Subject to Section 5(c)(i) in the case of a Contingency Event herein, in the event of a Liquidation Event, the right to convert will terminate at the close of business on the third day preceding the date fixed for the first payment of any funds and assets distributable on such event to the Series A Holders.

Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Series A and Series A 1 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series A and Series A 1 Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

Mechanics of Conversion.

Notice of Conversion. To voluntarily convert shares of Series A and Series A 1 Preferred Stock into shares of Common Stock, a Series A and Series A 1 Holder shall surrender his/her certificate or certificates for the shares of Series A and Series A 1 Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A and Series A 1 Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series A and Series A 1 Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Series A and Series A 1 Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted, to the extent the Corporation has such funds available as determined in the sole discretion of the Board of Directors.

Reservation of Shares. For the purpose of effecting the conversion of the Series A and Series A 1 Preferred Stock, the Corporation shall at all times while there are any shares of Series A and Series A 1 Preferred Stock outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series A and Series A 1Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of the Series A and Series A 1 Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of the Series A and Series A 1 Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

Effect of Conversion. All shares of Series A and Series A 1 Preferred Stock that shall have been surrendered for conversion as provided in this Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A and Series A 1 Preferred Stock so converted shall be retired and cancelled and may not be reissued.

No Further Adjustment. Upon any conversion of shares of Series A and Series A 1Preferred Stock, no adjustment to the Conversion Price of Series A and Series A 1 Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends of Series A and Series A 1 Preferred Stock or on the Common Stock delivered upon conversion.

Adjustments for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of Series A and Series A 1 Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**") effects a subdivision of the outstanding Common Stock, the Conversion Price for each share of Series A and Series A 1 Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series A and Series A 1 Preferred Stock will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date combines the outstanding shares of Common Stock, the Conversion Price for the Series A and Series A1 Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of the Series A and Series A 1 Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section becomes effective at the close of business on the date the subdivision or combination becomes effective

<u>Adjustment for Certain Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for the Series A and Series A 1 Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and there-after such Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the Series A and A 1 Holders simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Series A and Series A 1 Preferred Stock had been converted into Common Stock on the date of the event.

<u>Adjustments for Other Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the Series A Holders in an amount equal to the amount of securities as the Series A Holders would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event

<u>Adjustment for Reclassification, Exchange and Substitution</u>. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of Series A and Series A 1 Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (<u>other</u> <u>than</u> by a stock split or combination, dividend, distribution, merger or consolidation or by a Liquidation Event), then in any such event each Series A and series A 1 Holder may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of

Common Stock into which such shares of Series A and Series A 1 Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change

<u>Mandatory Conversion</u>. Each share of Series A and Series A 1 Preferred Stock shall automatically convert at the then applicable Conversion Price upon the occurrence of any of the following events (each, a "**Mandatory Conversion Event**"):

the written consent of a Majority in Interest;

the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with a price of at least $12.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Corporation of at least Ten Million Dollars ($10,000,000);

the (A) listing of the Corporation's shares of Common Stock for public trading on (i) the Nasdaq OTC Bulletin Board (or OTC-QB or OTC-QX), (ii) the Nasdaq Capital Market, (iii) the Nasdaq Global or Global Select Market, or (iv) the NYSE/AMEX and (B) sale of the Corporation's shares of Common Stock in a follow-on public offering or PIPE offering resulting in gross proceeds to the Corporation of at least Ten Million Dollars ($10,000,000) and with an offering price of at least $12.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events); or

at the option of the Corporation, if the Corporation effected a public listing and subsequent offering but in such subsequent offering the Corporation (A) raises less than Ten Million Dollars ($10,000,000) in gross proceeds, or (B) sells shares at less than $12.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events), then the Corporation may require the Series A Holders to automatically convert if the average daily trading volume per day is greater than $100,000.00 for the prior ten (10) consecutive trading days based on the closing price of the Corporation's Common Stock on each of those days.

Upon a mandatory conversion, each Series A and Series A 1 Holder shall receive additional shares of Common Stock equal to the quotient obtained by dividing (A) the unpaid Liquidation Preference by (B) the mid-range price set forth in the final Registration Statement issued immediately prior to the date of such Registration Statement.

<u>Procedural Requirements</u>. The Corporation shall notify in writing all Series A and series A 1 Holders of the Mandatory Conversion Event and the place designated for mandatory conversion of the Series A and Series A 1 Preferred Stock upon a mandatory conversion. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each Series A and Series A 1 Holder shall surrender his/her certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized

in writing. All rights with respect to the Series A and Series A 1 Preferred Stock converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the closing of the Mandatory Conversion Event (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section. As soon as practicable after the Mandatory Conversion Event and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided above in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A and series A 1 Preferred Stock shall be retired and cancelled and may not be reissued as shares of Series A and Series A 1 Preferred Stock, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A and Series A 1 Preferred Stock accordingly

Series A Preferred Stock; Repurchase Rights.

The Corporation shall have the right at any time, upon written notice to a Series A Holder, to repurchase (the "**Repurchase**") all or a portion of the Series A Holder's shares of Series A Preferred Stock at a price equal to $12.00 per share plus accrued but unpaid dividends (the "**Repurchase Price**"). The Repurchase Price shall be payable in (i) cash or (ii) a note payable in two (2) annual installments (bearing simple interest at 6%), commencing not more than ninety (90) days (the date of such Repurchase is herein referred to as the "**Repurchase Date**") after the Corporation delivers written notice of the Corporation's election to repurchase such Series A Holder's shares of Series A Preferred Stock (the "**Repurchase Notice**"), *provided* that, the Series A Holder shall have the right, in lieu of the Repurchase, to convert the Series A Holder's shares of Series A Preferred Stock set forth in the Repurchase Notice at the then applicable Conversion Price into shares of the Corporation's Common Stock by delivering a notice of such election within thirty (30) days after the date of the Repurchase Notice.

On or before the Repurchase Date, the Series A Holder shall surrender the certificate or certificates representing the shares of Series A Preferred Stock (or, if such Series A Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Repurchase Notice, and thereupon (i) the Repurchase Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, or (ii) if the Series A Holder elects to convert in lieu of the Repurchase, the Corporation shall, as soon as practicable after the Repurchase Date, issue and deliver to the Series A Holder, or to the Series A Holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate. In the event less than all of the shares of Series A Preferred Stock represented by a certificate are repurchased or converted, a new certificate, instrument, or book entry representing the remaining shares of Series A Preferred Stock shall promptly be issued to such holder.

If the Repurchase Notice shall have been duly given, then notwithstanding that any certificates evidencing any of the shares of Series A Preferred Stock specified in the Repurchase Notice shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after the Repurchase Date and all rights with respect to such shares shall terminate after the Repurchase Date, except for the right of the Series A Holder, upon surrender of any such certificate or certificates therefor, to receive the (i) Repurchase Price or (ii) a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate.

Anti-Dilution.

If, at any time prior to the conversion of the Series A Preferred Stock, the Corporation shall issue Common Stock or other securities convertible or exercisable into Common Stock at a price per-share that is less than the Conversion Price for the Preferred Stock (or, if an anti-dilution or other adjustment has been previously made, less than the Conversion Price then in effect for the Preferred Stock), the Conversion Price will become the rate determined by the following formula:

$$CP_2 = CP_1 * (A+B) / (A+C)$$

For the purposes of the foregoing formula, the following definitions shall apply:

"CP_2" shall mean the new Preferred Stock Conversion Price in effect immediately after the new issue.

"CP_1" shall mean the Preferred Stock Conversion Price in effect immediately prior to the new issue.

"A" shall mean the number of shares of Common Stock deemed to be outstanding immediately prior to the new issue (includes all shares of outstanding common stock, all shares of outstanding preferred stock on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing).

"B" shall mean the number of shares of Common Stock that would have been issued if such shares issued in the new issue had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation with respect to the new issue by CP_1).

"C" shall mean the number of shares of stock issued in the subject transaction.

Exceptions. The following issuances shall not trigger the anti-dilution adjustment set forth in Section 7(a) above:

shares of Common Stock issuable upon conversion of any of the Series A Preferred, or as a dividend or distribution on the Series A Preferred;

shares of Common Stock or Preferred Stock issued upon the conversion of any debenture, warrant, option, or other convertible security;

shares of Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock;

shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Corporation pursuant to any plan approved by the Corporation's Board of Directors; or

(v)   shares of Common Stock or Preferred Stock issued in connection with a duly approved *bona fide* strategic alliance, partnership agreement, or business acquisition of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise.

Voting Rights. The Series A Preferred Stock will vote together with the Common Stock and not as a separate class, except as specifically required by law. Each share of Series A Preferred Stock shall have the right to a number of votes equal to the number of shares of Common Stock then issuable upon conversion of the Series A Preferred Stock. The Series A 1 Preferred Stock has no voting right.

Decisions Requiring Approval of Preferred Stock. The Corporation hereby covenants and agrees that as long as shares of Series A Preferred Stock are outstanding, it shall not, without the approval of a Majority in Interest of the Series A Preferred Stock, amend or waive any provision of the Corporation's Certificate of Incorporation, Bylaws, or this Certificate in a manner adverse to the holders of Series A Preferred Stock.